FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
under the
Securities Exchange Act of 1934

For the month of April 2012

000-29880
(Commission File Number)

Virginia Mines Inc.
(Translation of registrant's name into English)

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

TABLE OF CONTENT Signatures Press Release

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: April 5, 2012

Table of Contents

Press release April 5, 2012
VIRGINIA ENTERS INTO AGREEMENT WITH EXPLORATION KHALKOS INC. ON THE MURDOCH PROPERTY

Virginia Mines Inc. (“Virginia”) is pleased to announce that it has entered into an agreement with Exploration Khalkos Inc. (“Khalkos”) pursuant to which Virginia has the option to acquire a 55 % undivided interest in the Murdoch property owned by Khalkos, in consideration of payments totalling $300,000, which includes a $60,000 payment upon signing of the agreement, and $4 million in exploration work to be carried out over the next five years with the firm committment of spending $1 million on the property in the 18 months following the conclusion of the agreement.

The Murdoch Property

The Murdoch property consists of 184 mining claims covering a surface area of 87 square kilometres in the Labrador Trough, about 160 kilometres to the south of Kuujuuak, Quebec North. The Murdoch property is centered on a little-explored geological formation and demonstrates potential for a possible large tonnage zinc and/or copper deposit of SEDEX type. In 2008 erratic blocks grading between 5.6% and 17.5% zinc were discovered on the property by prospecting.

About Virginia

(VGQ : TSX) Virginia conducts its exploration activities over the vast, unexplored territories of Quebec North in order create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital of $43.6 million as at November 30, 2011, Virginia is among the most active mining exploration companies in Québec.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President, or Paul Archer, V-P Exploration.
200-116 St-Pierre	mines@virginia.qc.ca	Tel. 800-476-1853
Quebec, QC G1K 4A7	www.virginia.qc.ca	Tel. 418-694-9832
Canada		Fax. 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.